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                              May 11, 2022

       Michael Brousset
       Chief Executive Officer
       Waldencast Acquisition Corp.
       10 Bank Street, Suite 560
       White Plains, NY 10606

                                                        Re: Waldencast
Acquisition Corp.
                                                            Amendment No. 3 to
Registration Statement on Form F-4
                                                            Filed April 27,
2022
                                                            File No. 333-262692

       Dear Mr. Brousset:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 4, 2022 letter.

       Amendment No. 3 to Registration Statement on Form F-4 filed April 27,
2022

       Questions and Answers for Shareholders of Waldencast
       Q: What equity stake will current Waldencast shareholders, Obagi Shareholders and Milk
       Members hold in Waldencast plc . . ., page xxvi

   1. We acknowledge your response and revised disclosures to prior comment 4. Please also add disclosure as
appropriate, including in a risk factor, to explain the combined aggregate post-transaction
ownership of the Sponsor and its affiliates, including holdings through
                                                        Beauty FPA Investor.
 Michael Brousset
FirstName
WaldencastLastNameMichael
            Acquisition Corp.Brousset
Comapany
May        NameWaldencast Acquisition Corp.
     11, 2022
May 11,
Page 2 2022 Page 2
FirstName LastName
Summary of the Proxy Statement/Prospectus
Obagi, page 2

2. We acknowledge your revised disclosures and response to prior comment 2, which now focuses on Obagi and its beliefs. Please further revise the disclosure to (1) state that you have also not received any communications from the FDA or similar regulatory authorities, as you indicate in your response letter, (2) explain that if the FDA chooses to pursue an enforcement action, it may choose to pursue one against you in addition to
         Obagi, and (3) explain that if the FDA pursues enforcement, you may be required to remove your HQ products from the market until you obtain FDA approval. Please also revise the fourth sentence in this paragraph to clearly explain that although prescription-
         strength drug products require FDA approval, you have not sought nor obtained FDA
         premarket approval or foreign regulatory authorities    authorization
for any of your
         products, as you make clear on page 49.
World Class Research and Development (R&D), page 287

3. We note your disclosure on page 287 that Obagi has conducted safety tests in addition to more than thirty studies with leading academic institutions for its Nu-Derm System,
         Obagi-C Rx System and CLENZIderm System. We also refer to your disclosure on pages
         51 and 284 that the FDA has previously cited evidence that HQ may be related to a skin condition called ochronosis after use of concentrations as low as 1 to 2 percent and recently describing serious side effects associated with using skin products containing 2%
         HQ such as skin rashes, facial swelling and skin discoloration. Please expand your disclosure to discuss serious adverse side effects that were observed in the various safety tests and studies using concentrations of 4% HQ in any of Obagi's products, if any.
Exhibits

4. It is inappropriate for counsel to limit its opinion to certain documents. Accordingly, please ask Jersey counsel to revise the language in Section 1 to clarify that counsel has examined all documents that it has deemed necessary to render its opinion. It is inappropriate to include assumptions that are too broad or assume material facts underlying the opinion. The assumptions set forth in paragraphs 2.2, 2.3, 2.4 and 2.8 of
         your Jersey counsel   s form of opinion filed as Exhibit 5.1 appear to
assume material facts
         underlying the opinion. Please also ensure that the various assumptions in your U.S.
         counsel's opinion relating to matters such as good standing or due authorization or the lack of requisite approvals are appropriately covered by Jersey counsel, or revise. Please have your counsels file revised versions of the opinions.
       You may contact Jenn Do at 202-551-3743 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact
Jane Park at 202-551-7439 or Dorrie Yale at 202-551-8776 with any other questions.
 Michael Brousset
Waldencast Acquisition Corp.
May 11, 2022
Page 3

                                            Sincerely,
FirstName LastNameMichael Brousset
                                            Division of Corporation Finance
Comapany NameWaldencast Acquisition Corp.
                                            Office of Life Sciences
May 11, 2022 Page 3
cc:       Max Mayer-Cesiano, Esq.
FirstName LastName